Exhibit(a)(5)(A)
[El Paso Logo]
For Immediate Release
El Paso Corporation to Repurchase Tendered Zero Coupon Convertible Debentures
HOUSTON, TEXAS, January 27, 2006 / El Paso Corporation (NYSE: EP) today announced that holders of Zero Coupon Convertible Debentures due February 28, 2021 (the “Debentures”), have the right (the “Option”), beginning as of January 30, 2006, to surrender their Debentures for cash. Each holder of Debentures has the right to require El Paso to repurchase on February 28, 2006 all or any part of such holder’s Debentures at a price equal to $552.07 per $1,000 of principal amount at maturity. Under the terms of the Debentures, El Paso has the option to pay the repurchase price for the Debentures with cash, stock, or a combination of cash and stock, and has elected to pay for the Debentures solely with cash. If all outstanding Debentures are surrendered for repurchase, the aggregate cash purchase price will be approximately $615.2 million.
In order to surrender Debentures for repurchase, a holder of Debentures must deliver a repurchase notice to HSBC Bank USA, National Association (“HSBC”), the trustee under the indenture governing the Debentures and paying agent for the repurchase of the Debentures, before the expiration of the Option (which will occur immediately following 11:59 p.m. New York City time on February 27, 2006). Holders of Debentures complying with the transmittal procedures of The Depository Trust Company need not submit a physical repurchase notice to HSBC. Holders may withdraw any Debentures previously surrendered for repurchase at any time before the expiration of the Option.
El Paso will file a Tender Offer Statement on Schedule TO with the Securities and Exchange Commission later today. El Paso will make available to debenture holders, through The Depository Trust Company, documents specifying the terms, conditions and procedures for surrendering and withdrawing Debentures for repurchase. Debenture holders are encouraged to read these documents carefully before making any decision with respect to the surrender of Debentures, because these documents contain important information regarding the details of El Paso’s obligation to purchase the Debentures.
The Debentures are convertible (at any time prior to the close of business on the business day immediately preceding the date of the Debentures’ stated maturity) into 4.7872 shares of El Paso’s common stock, par value $3.00 per share, per $1,000 principal amount at maturity of Debentures, subject to adjustment under certain circumstances. Debentures as to which a repurchase notice has been given may be converted into shares of El Paso’s common stock at any time before the close of business on February 27, 2006 only if the applicable repurchase notice has been withdrawn in accordance with the terms of the indenture.
El Paso Corporation provides natural gas and related energy products in a safe, efficient, and dependable manner. The company owns North America’s largest natural gas pipeline system and one of North America’s largest independent natural gas producers. For more information, visit www.elpaso.com.
Contacts
Investor and Public Relations
Bruce L. Connery, Vice President
Office: (713) 420-5855
Fax: (713) 420-4417
Media Relations
Bill Baerg, Manager
Office: (713) 420-2906
Fax: (713) 420-4417